

August 16, 2021

Antonio Picca Piccon
Chief Financial Officer
Ferrari N.V.
Via Abetone Inferiore n. 4
I-41053 Maranello (MO), Italy

Re: Ferrari N.V.

Dear Mr. Piccon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2020

Non-GAAP Financial Measures, page 71

1.   We note the presentation of your non-GAAP financial measures precedes the discussion of your IFRS operating results. Please revise your disclosures in future filings to provide equal or greater prominence of the comparable IFRS measures. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to the Consolidated Financial Statements
Revenue recognition, page F-20

2.   We note your disclosure that revenues related to your maintenance programs and extended warranties are recognized "over time" as the maintenance programs and extended warranties are provided. Please tell us and revise your disclosures in future filings to specify if these revenues are recognized on a straight-line or other basis over the related agreement periods.

4. Net Revenues, page F-28

3.   We note that your disaggregated revenue table includes a "Sponsorship, commercial and brand" line item that appears to combine revenues from your sponsorship agreements, licensing activities, and commercial activities related to your participation in the Formula 1 World Championship. Please separately disclose each of these revenue streams in future filings pursuant to IFRS 15.114-115 or tell us how you determined further disclosure is not necessary. We note that you include revenue recognition policies for each revenue stream on pages F-20 and F-21 and that you extensively discuss your Formula 1 racing activities throughout the filing. In your response, quantify each of these revenue streams for the periods presented.

7. Research and Development Costs, page F-29

4.   We note your disclosures that research and development costs are recognized net of technology-related government incentives. Please tell us and, to the extent material, revise your disclosures in future filings to describe your accounting policies related to these incentives. If you account for the incentives under IAS 20, ensure your disclosures meet the requirements of paragraph 39.

18. Current Receivables and Other Current Assets, page F-40

5.   Your table on the bottom of page F-43 indicates approximately 10% of your receivables and other current assets are "overdue" at the end of fiscal year 2020. Please tell us and revise your disclosures in future filings to define the term "overdue." Also provide the disclosures required by IFRS 7.35F(b) and (e). Finally, separately present on a gross basis the components of the "Utilization and other changes" line items of your trade and financing receivable allowance rollforwards disclosed on page F-42. In particular, separately quantify write-offs from other changes.

31. Entity-Wide Disclosures, page F-70

6.   Your disclosure of net revenues by the geographic location of your clients indicates that net revenues in the "Rest of EMEA" is significant to total net revenues. We further note that your disclosure of unit shipments by geographic market on page 34 is broken down into additional geographic locations. If revenues or non-current assets from any individual countries are material, please tell us and revise future filings to separately quantify such information pursuant to IFRS 8.33.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Andrew Blume at (202) 551-3254 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing